Exhibit 99.2

Ad-hoc Release | March 5, 2017

Deutsche Bank intends to raise capital, plans additional measures and announces new financial targets

Frankfurt am Main, 5 March 2017 – Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) intends to increase its capital from the issuance of new shares with subscription rights for existing shareholders with proceeds expected to be around EUR 8 billion. Additionally, the Bank plans to take a number of additional measures and is announcing new financial targets.

Strengthening capital

Deutsche Bank expects to issue up to 687.5 million new shares with subscription rights to existing shareholders and with the same dividend rights as all other outstanding shares. The volume of around EUR 8 billion in proceeds is underwritten by a syndicate of banks including Credit Suisse, Barclays, Goldman Sachs, BNP Paribas, Commerzbank, HSBC, Morgan Stanley, and UniCredit. Deutsche Bank will act as global coordinator and joint bookrunner.

Subject to approval by the BaFin, a securities prospectus is expected to be published on March 20 2017. The subscription period of the rights is expected to run through April 6 2017.

Upon completion of the proposed capital raise, the Bank’s fully loaded December 31 2016 pro forma CET1 ratio would be 14,1%, and its pro forma leverage ratio 4,1% . (Assumes capital raise of EUR 7.9 billion net of transaction costs and including associated impacts on reported 2016 CET1 capital of EUR 42.7 billion, RWA of EUR 358 billion and leverage exposure of EUR 1,348 billion. Capital accretion (through a combination of RWA reduction and capital contribution) from Deutsche AM minority IPO and proposed disposals not included in pro-forma capital levels)

Additional measures

The Bank plans a series of additional actions and sets new financial targets that replace the existing targets originally announced in October 2015. These additional measures are intended to strengthen the Bank’s status as a leading European bank with a global reach supported by its strong home base in Germany. The Bank intends to continue serving the needs of its clients across transaction banking, corporate finance, capital markets, asset management, wealth management and retail banking.

The planned measures include:

— Retention of Postbank and over time integration with the Bank’s existing German private and commercial banking and wealth management businesses

— Reconfiguration of the existing Global Markets, Corporate Finance and Transaction Banking businesses into a single division, Corporate & Investment Bank (CIB), a corporate client led investment bank

— Disposal and run off of an identified pool of legacy assets within Global Markets (approximately EUR 20 billion of Risk Weighted Assets (RWA) excluding operational risk and EUR 60 billion of leverage exposure), that is currently estimated to represent a negative impact on the new CIB’s current post-tax return on tangible equity (RoTE) of approximately 200 basis points per annum

— The legacy assets pool will be managed separately and is targeted to be reduced to approximately EUR 12 billion of RWA excluding operational risk and EUR 31 billion of CRD4 leverage exposure by 2020; the reduction will be accelerated whenever economically feasible

— Sale of a minority stake in Deutsche Asset Management (Deutsche AM) via an initial public offering (IPO) over the next 24 months

— Dispose of businesses with identified RWA of approximately EUR 10 billion (excluding related operational risk) and approximately EUR 30 billion in leverage exposure, with a majority of the disposals expected to be completed in the next 18 months

— The business disposals and the proposed minority IPO in Deutsche AM are expected to create up to EUR 2 billion of additional capital accretion

— Severance and restructuring costs resulting from the planned measures are estimated to be approximately EUR 2 billion over the period 2017-2021 with approximately 70% to be incurred over the next two years; all other spending related to these measures will be included in Adjusted Costs (Adjusted Costs defined as total noninterest expense under IFRS, excluding costs related to restructuring & severance, litigation, impairment of goodwill and other intangibles)

New financial targets

— 2018 Adjusted Costs of approximately EUR 22 billion and a further reduction to approximately EUR 21 billion by 2021, both include Postbank’s Adjusted Costs

— Post-tax RoTE of approximately 10% in a normalized operating environment

— Targeting a competitive dividend payout ratio for fiscal year 2018 and thereafter

— Fully loaded CET1 ratio to be comfortably above 13%

— Leverage ratio of 4.5%

Additionally, the Management Board has approved payment of the AT1 interest coupons coming due in 2017 and intends to propose at the Annual General Meeting in May 2017 to pay a dividend of EUR 0.19 per share, including the shares to be issued in the announced capital raise. The dividend to be paid out of Deutsche Bank AG’s distributable profit for 2016 contains a component reflecting the distributable profit carried forward from 2015 of approximately EUR 165 million, and EUR 0.11 per share out of the distributable profit for 2016. The aggregate amount of these proposed dividends is approximately EUR 400 million. Additionally, the Bank would expect to recommend at least the payment of a minimum dividend of EUR 0.11 per share for 2017.

Current trading

Deutsche Bank has made a positive start in the first two trading months of 2017. (Commentary on performance based on end-Feb 2017 financials compared to end-Feb 2016 financials and excluding material disposals in 2016 (Abbey Life, PCS, Hua Xia) and Funding Valuation Adjustment (FVA), Debt Valuation Adjustment (DVA), Credit Valuation Adjustment (CVA).)

— Global Markets has performed strongly against a weaker comparable period in 2016 with Debt Sales & Trading revenues up over 30% while Equities Sales & Trading was flat year on year.

— Corporate Finance year to date performance was strong with revenues up over 15% year on year reflecting positive momentum in primary markets that drove significant increases in debt and equity issuance.

— Global Transaction Banking saw resilience in its client franchise, but single digit lower revenue performance in a macro environment that remains challenging and from the consequences of intentional reductions in client perimeter during 2016.

— In Private Wealth & Commercial Clients (PW&CC), revenues were flat versus the comparable period in 2016 as the impact of low interest rates was mainly offset by positive developments in investment products supported by asset and deposit inflows.

— In Postbank, operating performance was flat, but reported revenues were slightly down given the absence of one-off gains in the prior year and weaker hedging results.

— Deutsche Asset Management had a modest improvement in revenues as well as the reversal of negative asset flows seen in 2016.

An analyst event will take place tomorrow, March 6, at 14:00 GMT in London to detail these actions and updated targets.

Deutsche Bank AG

Taunusanlage 12

60325 Frankfurt am Main

Germany

ISIN: DE0005140008

WKN: 514000

Listed: Regulated market in Berlin-Bremen, Duesseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich und Stuttgart; EUREX; NYSE

The International Securities Identification Numbers (ISINs) of further financial instruments issued by Deutsche Bank AG, and admitted to trading on a domestic organized market or for which such admission has been applied for, are available on Deutsche Bank’s Investor Relations website under https://www.db.com/ir/ .

IMPORTANT NOTICE

Forward-looking statements contain risks

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission (SEC). Such factors are described in our SEC Form 20-F of March 11, 2016 on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This release also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, refer to the 4Q/FY2016 Financial Data Supplement, which is available at www.db.com/ir.

For readers in the European Economic Area

This release does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of Deutsche Bank AG. This document does not constitute a prospectus within the meaning of the EC Directive 2003/71/EC of the European Parliament and Council dated 4 November 2003, as amended (the “Prospectus Directive”). The public offer in Germany and the United Kingdom will be made solely by means of, and on the basis of, a securities prospectus which is to be published following its approval by the German Federal Financial Supervisory Authority (BaFin). Any investment decision regarding any subscription rights or shares should only be made on the basis of the prospectus which will be published after its approval and will be available for download on the internet site of Deutsche Bank AG (www.db.com/ir). Copies of the prospectus will also be readily available upon request and free of charge at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

In any Member State of the European Economic Area that has implemented the Prospectus Directive (other than Germany or the United Kingdom) this communication is only addressed to, and directed at, qualified investors in that Member State within the meaning of the Prospectus Directive.

For readers in the United Kingdom

This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies falling within Article 49(2)(a) to (d) of the Order, or (iv) other persons to whom it may lawfully be communicated, (all such persons together being referred to as “relevant persons”). The new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

For readers in the US

Deutsche Bank has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus Deutsche Bank expects to file with the SEC and other documents Deutsche Bank has filed and will file with the SEC for more complete information about Deutsche Bank and this offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling Deutsche Bank at +49 69 910-35395

For readers in Canada

Deutsche Bank intends to make the offering to which this communication relates in Canada pursuant to a Canadian offering memorandum filed with the Canadian securities regulatory authorities under an exemption from the requirement to file a prospectus in Canada. Before you invest, you should read the Canadian offering memorandum and other documents Deutsche Bank has filed and will file with the Canadian securities regulatory authorities for more complete information about Deutsche Bank and this offering. You may get these documents, once filed, free of charge by visiting SEDAR at www.sedar.com. Alternatively, Deutsche Bank will arrange to send you the Canadian offering memorandum after filing if you request it by calling Deutsche Bank at +49 69 910-35395.